Mail Stop 3720

June 1, 2006

VIA U.S. MAIL AND FAX (888) 569-4927
Mr. Paul Saleh
Chief Financial Officer
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia   20191

> **Re: Sprint Nextel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **File No. 1-04721**
> **Form S-3/A**
> **File No. 333-128940**

Dear Mr. Saleh:

       We have reviewed your supplemental response letter dated May 31, 2006 as well as your filings and have the following comments. As noted in our comment letter dated April 27, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-K/A for Fiscal Year Ended December 31, 2005

1. Refer to page 17 of Nextel's 2005 third quarter Form 10-Q. As disclosed, Nextel's exchange series of senior notes included an undertaking for Sprint's guarantee of Nextel's payment obligations. Tell us your consideration of Rule 3-10 of Regulation S-X with respect to your guarantees of Nextel's debt.

Form 10-Q/A

2.   We note your response to prior comment 2. The suspension of a reporting duty under Section 15(d) of the '34 Act applies to your subsidiary, IWO holdings, and not to Sprint Nextel's reporting obligation pursuant to Rule 3-10 of Regulation S-X   Please revise.

 Form S-3/A

3. Tell us your consideration of Rule 3-10(g) of Regulation S-X with respect to audited financial statements for Alamosa and Airgate PCS.

*   *   *   *

As appropriate, please amend your filings and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director